FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

EXPLANATORY NOTE

This Form 6-K/A is being filed to correct a typographical error appearing on the cover page of our report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2007 (the "Original Form 6-K"). The incorporation by reference statement on the cover page of the Original Form 6-K incorrectly indicated that the Private Placement Memorandum referred to therein was dated May 24, 2005.  The correct date of the memorandum is February 24, 2005.  The statement should read as follows:

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: July 30, 2007	By:	/s/ Rasha El Sissi
	Name:	Rasha El Sissi
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit	Description

99.1	2nd Quarter 2007 Report to Shareholders (incorporated by reference to Exhibit 99.1 of Form 6-K filed by the registrant on May 24, 2007 (SEC File No. 001-14446))

99.2	Earnings Coverage (incorporated by reference to Exhibit 99.2 of Form 6-K filed by the registrant on May 24, 2007 (SEC File No. 001-14446))